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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  Schedule 13G
                   Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*


                                 Lycos, Inc.
------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   55081808
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                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement

[X] (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                                            Page 2 of 5 Pages
CUSIP No.  55081808

    1)  Names of Reporting Person
        s.s. or I.R.S. Identification No. of above person

        CARNEGIE MELLON UNIVERSITY     25-0969449


    2)  Check the Appropriate Box if a Member of a Group*
                                          a)   [   ]
                                          b)   [   ]

    3)  SEC USE ONLY


    4)  Citizenship or Place of Organization
        Pennsylvania


  Number of Shares             5) Sole Voting Power                    876,306
  Beneficially Owned                       (See Item 4 for explanation)
  By Each Reporting
  Person With                  6) Shared Voting Power                        0


                               7) Sole Dispositive Power               876,306
                                           (See Item 4 for explanation)

                               8) Shared Dispositive Power                   0


    9)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                       876,306
        (See Item 4 for explanation)

   10)  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*
        (See Item 4 for explanation)                           [   ]


   11)  Percent of Class Represented by Amount in Row (9)               5.35%


   12) Type of Reporting Person*                                           CO



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ITEM 1(a) - NAME OF ISSUER:    Lycos, Inc. (the "Company")


ITEM 1(b) - ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
            293 Boston Post Road West
            Marlboro, MA 01752

ITEM 2(a) - NAME OF PERSON FILING:

            Carnegie Mellon University ("CMU")


ITEM 2(b) - ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR IF NONE, RESIDENCE:

            5000 Forbes Avenue
            Pittsburgh, PA 15213


ITEM 2(c) - CITIZENSHIP:

            United States


ITEM 2(d) - TITLE OF CLASS OF SECURITIES:

            Common Stock, par value $.01 per share (the "Shares")


ITEM 2(e) - CUSIP NUMBER:

            550818108


ITEM 3 - STATEMENT FILED PURSUANT TO RULE 13d-1(b) OR RULE 13d-2(b):

         None of the categories is applicable to any of the undersigned.


ITEM 4 - OWNERSHIP:
         As calculated under Rule 13d-3, CMU would be deemed to be the beneficial owner, as of December 31, 1996 approximately 876,306 Shares, or approximately 5.35% of the total Shares actually outstanding as of such date.


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ITEM 5 - OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

         Inapplicable.


ITEM 6 - OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

         Inapplicable.


ITEM 7 - IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

         Inapplicable.


ITEM 8 - IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Inapplicable.


ITEM 9 - NOTICE OF DISSOLUTION OF GROUP.

         Inapplicable.


ITEM 10 - CERTIFICATION.

          Inapplicable.



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                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement with respect to itself is true, complete and correct.


                                              CARNEGIE MELLON UNIVERSITY

                                               /s/ PATRICK KEATING
                                               ---------------------------
                                               Patrick Keating
                                               Vice President of Business
                                               and Chief Financial Officer


Dated: May 9, 1997


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